ZYQC GROUP HOLDING LIMITED

Zhongminshidai Square #12 Sungang RD

Luohu District, Shenzhen China 58100

VIA EDGAR

April 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Aamira Chaudhry

Re:	ZYQC Group Holding Ltd
Amendment No. 1 to Form 10-12G
Filed November 22, 2019
File No. 000-56110

Dear Ms. Chaudhry:

ZYQC Group Holding Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 11, 2019, regarding the Amendment No. 1 to Form 10-12G submitted to the Commission on November 22, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Form 10-12G (the “Amendment No. 2”), which is being filed to the Commission contemporaneously with the submission of this letter.

Form 10-12g Amendment #1 filed November 22, 2019

Corporate History, page 1

1.	We note your response to prior comment 1 and the filing of your certificate of incorporation and your bylaws. While you have identified the certificate of incorporation in your response and in you exhibit index as your amended certificate of incorporation, it does not appear that you filed your most recently amended certificate of incorporation. The certificate you filed appears to be an earlier edition with your corporate name identified as Tundra Gold Corp. and the number of authorized shares set at 75,000. Please file your current certificate of incorporation as an exhibit.

Response:

We respectfully advise the Staff that the Certificate of Amendment providing the Company’s current name and capital stock was included in Exhibit 3.2 to the Amendment No. 1 to the Form 10-12G filed on November 22, 2019. Please refer to the second last page of Exhibit 3.2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 16, 2021

Business Overview, page 4

2.	We note you have only partially addressed our prior comment number 4, accordingly we reissue in part our previous comment. On page 4 you disclose you provide electric cars, other products, and car repairs and maintenance. On page 14 you describe a car service technology sharing platform. Please revise to clearly and detail describe your current and planned business operations, including in detail the specific activities you undertake to earn revenue. Please also describe in further detail what the 100 cooperative operation centers do, and what data continues to grow. Please also define O2O automobile sales. We note throughout your filing references to "trading service facilitation," "vehicle related services," and other similar terms. Please revise to clearly explain each of these terms.

Response:

In response to the Staff’s comment, we have clarified and revised disclosure about our existing and planned businesses in the Amendment No. 2.

Business Overview

General, page 4

3.	We note your response to our prior 3 and your revised disclosure. Please revise your disclosure to define trading service facilitation and brand service and explain how you earn revenues from these services.

Response:

In response to the Staff’s comment, we have revised disclosure about our services in the Amendment No. 2.

Risks associated with doing business in China

The PRC legal system is a civil law system based on written statutes., page 8

4.	We note your response to prior comment 6 and your revised disclosure about the legality of your ownership structure. Please further revise your disclosure to address PRC regulation of your business. In this regard, we note that the Ministry of Commerce People's Republic of China's website (dated May 2019) identifies as a restricted industry for foreign ownership or investment, under "VI. Wholesale and Retail Trade," "2. Wholesale, retail and logistic distribution of grain, cotton, vegetable oil, sugar, medicines, tobaccos, automobiles, crude oil, capital goods for agricultural production..." It appears that you are engaged in a restricted industry and that, as such, you are required to receive permission from appropriate PRC regulatory authorities to engage in the wholesale, retail and logistic distribution of automobiles. Please disclose whether you have received permission to engage in your business, or tell us why you are not required to do so; in addition, please revise to provide further risk factor disclosure, if appropriate.

Response:

We respectfully advise the Staff that, as advised by our PRC counsel, Article VI of the Catalogue for the Guidance of Foreign Investment Industries (2002 Version) did not allow foreign ownership or investment in the wholesale or retail of automobiles without requisite government approval. However, in July 2017, the Catalogue for the Guidance of Foreign Investment Industries (2017 Version) went effective and replaced the 2002 Version and has lifted the limitation/restriction on foreign ownership and investment in the wholesale, retail or logistic distribution of automobiles. As such, we do not believe we are required to obtain any government permission to engage in the whole, retail or logistic distribution of automobiles as a foreign company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 16, 2021

Item 2. Financial Information
Results of Operations
For the Three Months Ended September 30, 2019 and 2018
Cost of revenue, page 22

5.	We note your statement that "The decrease mainly caused by no commission incurred during the three months ended September 30, 2019 due to the Company’s policy changed." Please tell us what policy changed, what the prior policy was, what the current policy is, and the basis for the change.

Response:

We respectfully advise the Staff that the changed policy was the Company’s commission policy for referring business partners to collaborate with us and set up new operation centers. This policy was changed in December 2018. Before December 2018, since the Company was in the early stage of developing its businesses and to that goal, we implemented a commission policy for introducing business partners to establishing new operation centers pursuant to which we paid the referring party a 10% commission for each successful introduction. As our businesses grow and the number of operation centers increased, we ceased to offer the commissions for any new referral in December 2018. As a result, for the years ended June 30, 2020, and six months ended December 31, 2020 and 2019, there was no commission related to licensing service.

Item 4. Security Ownership of Certain Beneficial Owners and Management., page 25

6.	We note your response to our prior comment number nine. However, the number of shares of common stock beneficially owned by listed stockholders does not total to the 259 million shares included in this table. Please revise as appropriate.

Response:

In response to the Staff’s comment, we have revised the beneficial ownership table in the Amendment No. 2.

Item 7. Certain Relationships and related Transactions, and Director Independence, page 27

7.	We note your response to comment 11 and your revised disclosure. Please further revise to disclose the basis on which Zhou Aiping and Liu Yaxuann are related parties.

Response:

In response to the Staff’s comment, we have disclosed the basis on the name persons are related parties in the Amendment No. 2

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 16, 2021

Item 13. Financial Statements and Supplementary Data, page 29

8.	We note your response to prior comment 12 and your revised disclosure. Please retitle your financial statements, on pages 30 through 59, and have your auditor revise their audit report on page 29 to refer to ZYQC Group Holding Limited.

Response:

In response to the Staff’s comment, we have revised our disclosure and included the audit report reflecting the correct entity in the Amendment No. 2.

Item 13. Financial Statements
Statements of Operation and Comprehensive Loss, , page 31

9.	We note your response to our prior comment numbers 15 and 17. You state that there was no shares information regarding ZYQC International Holding Group Limited and accordingly you did not provide EPS information. However disclosure on page 2 of the filing contains a table that shows ZYQC ownership as owned by nine individuals and two entities. Additionally, disclosure on page 1 states that "On October 8, 2019, the Company entered into a definitive share exchange agreement with ZYQC International Holding Group Limited (“ZYQC”), a Seychelles corporation. Under the Share Exchange Agreement, One Hundred Percent (100%) of the ownership interest of ZYQC was exchanged for 300,000,000 shares of common stock of the Company. The former stockholders of ZYQC acquired a majority of the issued and outstanding common stock as a result of the share exchange transaction. The transaction has been accounted for as a recapitalization of the Company, whereby ZYQC is the accounting acquirer." Based on both of these disclosures it appears that you have share information. Please advise or revise to disclose earnings per share data.

Response:

In response to the Staff’s comment, we have revised and presented the share information and EPS for ZYQC Group Holding Limited in the financial statements in the Amendment No. 2.

10.	We note your response to prior comment 14, in which you explain that you have no associated costs for trading service facilitation revenue because you did not control the vehicles before they are transferred to customers. However, we also note that your statement that these revenues are derived from providing facilitation services to customers. Therefore, it is unclear how you can provide a service without any associated cost. Please revise to explain.

Response:

In response to the Staff’s comment, we have revised the cost associated with the facilitation service for the years and periods within the financial statements in the Amendment No. 2.

Note 1. Description of Business and Organization, page 34

11.	We note you have only partially addressed our prior comment number 19 accordingly, we reissue in part our prior comment. Please revise to include a detailed description of the major services you provide. If you operate in more than one business, the disclosure also shall indicate the relative importance of your operations in each business and the basis for this determination—for example, assets, revenues, or earnings. Refer to ASC 275-10-50-2.

Response:

In response to the Staff’s comment, we have expanded the disclosure in Note 1 to present the revenue derived from our major two business in the Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 16, 2021

Note 3. Summary of Significant Accounting Policies
h. Revenue Recognition, page 36

12.	We note you have not addressed our prior comment number 20, accordingly we re-issue in part our previous comment. We note your statement "The trading service facilitation revenue are derived principally from providing facilitation service to customers, the Company recognizes revenue upon the end customers obtained the vehicle certificates, when the Company fulfill the obligation." Please revise to define trade facilitation services and disclose in further detail the nature of the trade facilitation services you provide your customers.

Response:

In response to the Staff’s comment, we have revised the disclosure regarding our services in the Amendment No. 2.

Note 6. Other Receivables, page 39

13.	We note your response to our prior comment number 22. Please tell us how you compensate the cooperative operation centers and when will this amount be recognized as an expense within the Statements of Operation and Comprehensive Loss.

Response:

We respectfully advise the Staff that we advance part of the purchase price for automobiles for the car buyers. The balance of such advance will be collected from the car buyers. The Company pays the operation centers commissions for introducing car buyers and promoting sales of cars based on the number of automobiles sold through them.

Note 9. Loans to a Third Party, page 40

14.	We note your response to our prior comment number 23. Please tell us and revise to disclose when you early collected these loans.

Response:

We respectfully advise the Staff that one of the loans had a term from October 2018 to October 2020 with an annual interest rate of 12% and it was fully collected in November and December 2019. We have revised our disclosure in the Amendment No. 2 to reflect the foregoing.

*          *          *

We thank the Staff for its review of the foregoing and Amendment No. 1 to Form 10-12G. If you have further comments, please feel free to contact our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Yaxuan Liu
Name: Yaxuan Liu
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP